5 February 2013

ASX RELEASE

Novogen Announces Filing of Key Patent Application

Novogen is pleased to announce the filing of a provisional patent application covering the novel technology associated with the manufacture and use of it new class of molecules referred to as ‘super-benzopyrans’.

The invention is based on technology that Novogen acquired when it purchased Triaxial Pharmaceuticals Pty Ltd on 7 Dec 2012. Triaxial had developed a novel manufacturing process that involved chemically ‘bending’ molecules to allow the insertion of atoms not previously possible. The Triaxial goal was the ability to design and build molecules to suit particular therapeutic applications. The initial result of this technology was the creation of an entirely new family of compounds known as super-benzopyrans, hitherto impossible to manufacture by existing techniques, and displaying a range of anti-cancer functions not previously experienced.

In the 2 months since the merger, Novogen has been conducting a series of manufacturing studies designed to strengthen its patent position through ‘reduction to practice’, a key requirement for sound patent protection. These studies have focused on the Company’s inaugural drug candidate, CS-6, with the manufacturing process now in place and able to produce the quantities of drug required for its developmental program.

Provisional patent application No 2012905600 covers the three cornerstones of patent protection around Novogen’s initial family of super-benzopyrans: method of manufacture, method of use, and composition of matter.

Dr Andrew Heaton, Novogen Chief Scientist, said, “ the design and manufacturing technology that is the basis of the Novogen technology, in our view heralds a new era in drug discovery, and not just in the oncology field.”

He added, “the ability to create a potent anti-cancer drug such as CS-6, and to then add a further layer of design to improve its ability to attack cancer cells, and then to add a further design layer to increase the likelihood of it being able to cross the blood-brain barrier, is a practical example of what is achievable with this technology.”

Professor Graham Kelly, Novogen CEO, said, “lodging this patent application marks two milestones. The first is our overriding efforts to protect our valuable intellectual property. The second is that we have achieved the means to manufacture CS-6 economically and efficiently, something that is essential to our objective of taking CS-6 into humans with primary brain cancer in 2014.

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’).  The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

T:  (61 2) 9878 0088

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com